CROWN LNG HOLDINGS LIMITED

37th Floor, 1 Canada Square,

Canary

Wharf, London,

Greater London E14

5AA

United Kingdom

47 980 25 359

March 14, 2025

VIA EDGAR

Division of Corporation Finance

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Liz Packebusch
Daniel Morris

Re:	Crown LNG Holdings Limited
Amendment No. 7 to Registration Statement on Form F-1
File No. 333-282396

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Crown LNG Holdings Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Friday March 14, 2025, or as soon as practicable thereafter.

Once the registration statement has been declared effective, please confirm that event with our counsel, Andrew M. Tucker of Nelson Mullins Riley & Scarborough LLP, by email at andy.tucker@nelsonmullins.com or by telephone at (202) 689-2987.

Very truly yours,
Crown LNG Holdings Limited

/s/ Jørn Husemoen
Jørn Husemoen
Chief Financial Officer

cc:	Nelson Mullins Riley & Scarborough LLP
Andrew M. Tucker